

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 29, 2016

Via E-mail
Tzu-Yin Chiu
Chief Executive Officer and Executive Director
Semiconductor Manufacturing International Corporation
18 Zhangjiang Road
Pudong New Area
Shanghai 201203
People's Republic of China

> **Re: Semiconductor Manufacturing International Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed April 25, 2016**
> **File No. 001-31994**

Dear Dr. Chiu:

    We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2015

Item 18. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

1.   In the first sentence of the audit opinion on page F-2, words similar to "for the years then ended" are missing after the phrase "and the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows." Please amend your Form 20-F to include an audit report that clearly identifies the financial statements that were audited. Refer to PCAOB Auditing Standards 3101.08.

2.   Beginning on page F-96, you include financial information of the parent company in Schedule I as of December 31, 2014 and 2015, and for the years ended December 31, 2013, 2014, and 2015, respectively. However, we note that the audit reports on pages F-2 and F-3 do not identify the financial schedule as being audited as required by Rule 5-04(c) of Regulation S-X. The audit report on page F-2 does not refer to the schedule and while the audit report on page F-3 refers to the financial statement schedule, it does not specify the period for which that auditor is taking responsibility – e.g., the financial statement schedule as of and for the year ended December 31, 2013. Please have your auditors revise their reports to properly identify and opine on their audits of the financial statement schedule.

Consolidated Statement of Profit or Loss and Other Comprehensive Income, page F-4

3.   In future filings clearly identify each of the primary financial statements and include the name of the reporting entity on each statement. Refer to the guidance in IAS 1.51(a).

Note 39. Financial Instruments, page F-83

4.   We note on page F-91 that you refer to a level 3 derivative financial asset that is measured by the Binational Model. If you meant to say the Binomial Model, please revise in future filings. If not, please describe to us the Binational model. Refer to IFRS 13.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Tara Harkins at (202) 551-3639, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 with any questions. You may also reach me at (202) 551-3671.

                                                Sincerely,

                                                /s/ Kate Tillan for

                                                Martin James
                                                Senior Assistant Chief Accountant
                                                Office of Electronics and Machinery